                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                               ------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)
                              (Amendment No. ____)*

                                   ONEIDA LTD.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    682505102
                                 (CUSIP number)

                                ANDREW HERENSTEIN
                                 375 PARK AVENUE
                                   14TH FLOOR
                               NEW YORK, NY 10152
                                 (212) 418-1700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 AUGUST 9, 2004
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                           ---------------------------

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 682505102                    13D                    Page 2 of 23 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      QDRF MASTER LTD                       EIN: 98-0371106
--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A) [ ]
                                                                         (B) [X]

--------------------------------------------------------------------------------

     3       SEC USE ONLY

--------------------------------------------------------------------------------

     4       SOURCE OF FUNDS*

                      OO
--------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)                                            [ ]

--------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Cayman Islands

--------------------------------------------------------------------------------

                         7     SOLE VOTING POWER
                                                          0
      NUMBER OF        ---------------------------------------------------------
       SHARES
    BENEFICIALLY         8     SHARED VOTING POWER
      OWNED BY                 3,057,722
        EACH
      REPORTING        ---------------------------------------------------------
     PERSON WITH
                         9     SOLE DISPOSITIVE POWER
                                                          0

                       ---------------------------------------------------------

                         10    SHARED DISPOSITIVE POWER
                               3,057,722

--------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        3,180,912

--------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                 [X]
--------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      6.8
--------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON*
                      OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------

       CUSIP No. 682505102            13D                     Page 3 of 23 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               QUADRANGLE DEBT OPPORTUNITIES FUND MASTER LTD    EIN:  98-0422434
--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A) [ ]
                                                                         (B) [X]

--------------------------------------------------------------------------------

     3       SEC USE ONLY

--------------------------------------------------------------------------------

     4       SOURCE OF FUNDS*

                      OO
--------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)                                            [ ]

--------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Cayman Islands

--------------------------------------------------------------------------------

                         7     SOLE VOTING POWER
                                                          0
      NUMBER OF        ---------------------------------------------------------
       SHARES
    BENEFICIALLY         8     SHARED VOTING POWER
      OWNED BY                  123,190
        EACH
      REPORTING        ---------------------------------------------------------
     PERSON WITH
                         9     SOLE DISPOSITIVE POWER
                                                          0

                       ---------------------------------------------------------

                         10    SHARED DISPOSITIVE POWER
                                123,190

--------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        3,180,912

--------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                 [X]
--------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      6.8
--------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON*
                      OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------

  CUSIP No. 682505102                 13D                     Page 4 of 23 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               QDRA LLC                                         EIN: 37-1424923
--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A) [ ]
                                                                         (B) [X]

--------------------------------------------------------------------------------

     3       SEC USE ONLY

--------------------------------------------------------------------------------

     4       SOURCE OF FUNDS*

                      OO
--------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)                                            [ ]

--------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

--------------------------------------------------------------------------------

                         7     SOLE VOTING POWER
                                                          0
      NUMBER OF        ---------------------------------------------------------
       SHARES            8     SHARED VOTING POWER
    BENEFICIALLY              3,180, 912
      OWNED BY
        EACH           ---------------------------------------------------------
      REPORTING
     PERSON WITH         9     SOLE DISPOSITIVE POWER
                                                          0

                       ---------------------------------------------------------

                         10    SHARED DISPOSITIVE POWER
                               3,180,912

--------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        3,180,912

--------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                 [X]
--------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      6.8
--------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON*
                      OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------

    CUSIP No. 682505102               13D                     Page 5 of 23 Pages

--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      ANDREW HERENSTEIN
--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A) [ ]
                                                                         (B) [X]

--------------------------------------------------------------------------------

     3       SEC USE ONLY

--------------------------------------------------------------------------------

     4       SOURCE OF FUNDS*

                      OO
--------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)                                            [ ]

--------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

--------------------------------------------------------------------------------

                         7     SOLE VOTING POWER
                                                          0
      NUMBER OF        ---------------------------------------------------------
       SHARES
    BENEFICIALLY         8     SHARED VOTING POWER
      OWNED BY                 3,180,912
        EACH
      REPORTING        ---------------------------------------------------------
     PERSON WITH
                         9     SOLE DISPOSITIVE POWER
                                                          0

                       ---------------------------------------------------------

                         10    SHARED DISPOSITIVE POWER
                               3,180,912

--------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        3,180,912

--------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                 [X]
--------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      6.8
--------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON*
                      IN
--------------------------------------------------------------------------------
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------

     CUSIP No. 682505102              13D                     Page 6 of 23 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      CHRISTOPHER SANTANA
--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A) [ ]
                                                                         (B) [X]

--------------------------------------------------------------------------------

     3       SEC USE ONLY

--------------------------------------------------------------------------------

     4       SOURCE OF FUNDS*

                      OO
--------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

--------------------------------------------------------------------------------

                         7     SOLE VOTING POWER
                                                          0
      NUMBER OF
       SHARES          ---------------------------------------------------------
    BENEFICIALLY
      OWNED BY           8     SHARED VOTING POWER
        EACH                   3,180,912
      REPORTING
     PERSON WITH       ---------------------------------------------------------

                         9     SOLE DISPOSITIVE POWER
                                                          0

                       ---------------------------------------------------------

                         10    SHARED DISPOSITIVE POWER
                               3,180,912

--------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        3,180,912

--------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                 [X]
--------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      6.8
--------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON*
                      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------

     CUSIP No. 682505102              13D                     Page 7 of 23 Pages
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      MICHAEL WEINSTOCK
--------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A) [ ]
                                                                         (B) [X]

--------------------------------------------------------------------------------

     3       SEC USE ONLY

--------------------------------------------------------------------------------

     4       SOURCE OF FUNDS*

                      OO
--------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)                                            [ ]

--------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

--------------------------------------------------------------------------------

                         7     SOLE VOTING POWER
                                                          0
      NUMBER OF
       SHARES          ---------------------------------------------------------
    BENEFICIALLY
      OWNED BY           8     SHARED VOTING POWER
        EACH                   3,180,912
      REPORTING
     PERSON WITH       ---------------------------------------------------------

                         9     SOLE DISPOSITIVE POWER
                                                          0

                       ---------------------------------------------------------

                         10    SHARED DISPOSITIVE POWER
                               3,180,912

--------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        3,180,912

--------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                 [X]

--------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      6.8
--------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON*
                      IN
--------------------------------------------------------------------------------
                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1   Security and Company

This Statement on Schedule 13D relates to the Common Stock, par value $1.00 per share (the "Common Stock"), of Oneida Ltd., a New York Corporation (the
"Company"), with its principal executive office located at 163-181 Kenwood
Avenue, Oneida, New York 13421. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2   Identity and Background

(a) This Statement is being filed by each of the following persons pursuant to
Rule 13d-1 promulgated by the Securities and Exchange Commission (the
"Commission"): QDRF Master Ltd, a Cayman Islands company (the "Primary Reporting
Person"), Quadrangle Debt Opportunities Fund Master Ltd, a Cayman Islands
company ("QDOFM"), QDRA LLC, a Delaware limited liability company and the advisor to the Primary Reporting Person and QDOFM ("Advisors"), Andrew
Herenstein, a managing member of Advisors ("Herenstein"), Christopher Santana, a managing member of Advisors ("Santana") and Michael Weinstock, a managing member of Advisors ("Weinstock") (Advisors, Herenstein, Santana and Weinstock,
collectively, the "Controlling Reporting Persons"; the Controlling Reporting
Persons, the Primary Reporting Person and QDOFM, each a "Reporting Person", and collectively, the "Reporting Persons").

It could be argued that the Reporting Persons, together with Anchorage Capital
Master Offshore, Ltd., Banc of America Strategic Solutions, Inc., Fleet National
Bank and JPMorgan Chase Bank ("JPMorgan Chase") ("Other Holders"), constitute a
"group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of
1934, as amended (the "Act"), solely due to their one-time right to approve certain members of the Board of the Directors of the Company, as further described in Item 4 (the "Director Approval Process"). The Reporting Persons
have no other voting or other agreements or arrangements with respect to the
Common Stock of the Company with such Other Holders or with any other persons
(except as described in Item 6). Effective immediately following the appointment of the new Board of Directors of the Company pursuant to the Director Approval
Process, the Reporting Persons and such Other Holders shall have no further right to approve, or to cause the appointment or removal of, members of the
Board (other than the right to vote, together with all holders of Common Stock, in any election of directors). The members of the Board appointed pursuant to the Director Approval Process will have no agreement or arrangement with the
Reporting Persons, or such Other Holders, with respect to their activity as
Directors, and will not be representatives of the Reporting Persons on the
Board. As a result, if a "group" exists due to the Director Approval Process at the date of this report, upon said appointment, the Reporting Persons will no longer be deemed to be members thereof. The Reporting Persons disclaim beneficial ownership of the shares of Common Stock owned by such Other Holders.

(b) and (c) See Schedule A-1 with respect to the Primary Reporting Person,
Schedule A-2 with respect to QDOFM, Schedule A-3 with respect to Advisors,
Schedule A-4 with respect to Herenstein, Schedule A-5 with respect to Santana and Schedule A-6 with respect to Weinstock.

(d) and (e) During the past five years, none of the Reporting Persons or any other person named in any of Schedule A-1, Schedule A-2, Schedule A-3, Schedule
A-4, Schedule A-5 and Schedule A-6 hereto has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Schedule A-1 with respect to the Primary Reporting Person, Schedule A-2 with respect to QDOFM, Schedule A-3 with respect to Advisors, Schedule A-4 with respect to Herenstein, Schedule A-5 with respect to Santana and Schedule A-6 with respect to Weinstock.

Item 3   Source and Amount of Funds or Other Consideration

The Reporting Persons acquired the shares of the Company's Common Stock as part of the financial restructuring of the Company's outstanding indebtedness (the
"Restructuring") pursuant to, among other agreements:

o    the Second Amended and Restated Credit Agreement, dated as of August 9,
     2004, among the existing lenders (the "Existing Lenders") party thereto and the existing noteholders (the "Existing Noteholders") party thereto, including the Primary Reporting Person, certain other institutions party thereto, the Company and JPMorgan Chase, as Administrative Agent and
     Collateral Agent (the "Credit Agreement") and

o    the Securities Exchange Agreement, dated as of August 9, 2004, among the
     Company and the Existing Lenders and the Existing Noteholders, including the Primary Reporting Person (the "Exchange Agreement").

The Credit Agreement, a copy of which is attached hereto as Exhibit 2, and the
Exchange Agreement, a copy of which is attached hereto as Exhibit 3, are incorporated by reference herein. Any description of the Credit Agreement is qualified in its entirety by reference thereto. Any description of the Exchange
Agreement, is qualified in its entirety by reference thereto.

As part of the Restructuring, pursuant to the Exchange Agreement, $30,000,000 of the total outstanding indebtedness of the Company held by the Existing Lenders and the Existing Noteholders, including the Primary Reporting Person (such
$30,000,000 amount, the "Exchange Outstanding Indebtedness") was exchanged for
29,852,907 shares of Common Stock. For each $1 of Exchange Outstanding
Indebtedness, an Existing Lender or an Existing Noteholder received approximately 0.995 of a share of Common Stock. The Exchange Outstanding
Indebtedness was cancelled.

In the Restructuring, the Primary Reporting Person exchanged $3,196,584.87 of
Exchange Outstanding Indebtedness for 3,180,912 shares of Common Stock. The
Primary Reporting Person allocated 123,190 of such shares of Common Stock (or
$123,797.34 of Exchange Outstanding Indebtedness) to QDOFM, an affiliate of the
Primary Reporting Person. The

Controlling Reporting Persons may be deemed to have beneficial interest of all
3,180,912 shares of Common Stock as a result of their control of the Primary
Reporting Person and QDOFM. The Controlling Reporting Persons disclaim beneficial ownership of such shares of Common Stock except to the extent of their pecuniary interest therein.

Item 4   Purposes of Transactions

As described in Item 3, the Primary Reporting Person acquired beneficial ownership of the shares of Common Stock as part of the financial restructuring of the Company's outstanding indebtedness, a portion of which was held by the
Primary Reporting Person.

Section 5.20 of the Credit Agreement provides for the Director Approval Process as follows:

         Board of Directors. As soon as practicable, but in no event later than ten (10) Business Days following the notice from the Administrative
         Agent disclosing the directors to be selected pursuant to Section
         5.20(iii), which notice shall be delivered no later than forty-five
         (45) days after the Closing Date, the Borrower shall cause to be constituted a new board of directors which shall consist of nine (9)
         directors composed of (i) the chief executive officer of the Borrower,
         (ii) two (2) existing independent members of the Borrower's board of directors who shall be satisfactory to the Existing Noteholders and the
         Existing Lenders and (iii) six (6) directors to be selected by the
         Existing Lenders and the Existing Noteholders; provided, that following the election of the new board of directors pursuant to this Section
         5.20, the majority of the entire board of directors of the Borrower shall be composed of independent directors. It being understood that the Borrower shall only be required to constitute a new board of directors pursuant to this Section 5.20 one time.

Certain Existing Lenders and Existing Noteholders have elected not to participate in the Director Approval Process.

Immediately following the approval and appointment of directors pursuant to the
Director Approval Process, the Primary Reporting Person and the Other Holders
participating in the Director Approval Process will have no further rights with respect to the composition of the Board, other from their right to vote, together with all holders of Common Stock, in any election of directors.

Except with respect to the foregoing certain right to approve the directors of the Company, the Reporting Persons have no current plan or proposal that relates to, or would result in, any of the actions enumerated in subparagraphs (a)
through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, the
Reporting Persons may, at any time and from time to time, purchase additional
Common Stock of the Company and may dispose of any and all Common Stock of the
Company held by them.

                                       10

Item 5   Interest in Securities of the Company

(a) and (b)

The following is a description of the shares beneficially owned by each of the
Reporting Persons. All references to the Company's issued and outstanding Common
Stock shall be deemed to mean 46,631,924, the number of shares of Common Stock, excluding shares reserved for issuance under the Company's outstanding options and employee stock purchase plans, reported by the Company to be issued and outstanding as of August 9, 2004.

The Primary Reporting Person is the beneficial owner of 3,057,722 shares of
Common Stock, or approximately 6.6%, of the Company's issued and outstanding
Common Stock. QDOFM, an affiliate of the Primary Reporting Person, is the beneficial owner of 123,190 shares of Common Stock, or approximately 0.2% of the
Company's issued and outstanding Common Stock. The Controlling Reporting Persons may be deemed also to beneficially own the aggregate of 3,180,912 shares of
Common Stock indirectly as a result of their control relationship with the
Primary Reporting Person and QDOFM. Any such beneficial ownership would represent the same shared voting and dispositive power exercised by the Primary
Reporting Person or QDOFM over the shares of Common Stock. The Controlling
Reporting Persons disclaim beneficial ownership of such shares of Common Stock except to the extent of their pecuniary interest therein.

The aggregate number of shares of Common Stock beneficially owned by the Primary
Reporting Person, QDOFM and the Other Holders participating in the Director
Approval Process, as of August 9, 2004, was 17,927,925 or approximately 38.4% of all the outstanding shares of Common Stock.

(c) Except as described in this Statement and except for transactions with respect to the indebtedness of the Company effected prior to the Restructuring, none of the Reporting Persons has effected any transaction in the securities of the Company in the past 60 days.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities to which this Statement relates.

(e) Not applicable.

Item 6   Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Company

Pursuant to the Credit Agreement, (i) the Existing Lenders and Existing
Noteholders agreed to restructure approximately $203,000,000 of outstanding indebtedness, excluding the Exchange Outstanding Indebtedness, to be held by the
Existing Lenders, the Existing Noteholders and certain other financial institutions in two tranches of term loans as follows: a $125,000,000 Tranche A
Term Loan and a $78,184,188.03 Tranche B Term Loan and (ii) the Existing Lenders
agreed to make new revolving loans to the Company in an aggregate principal amount at any one

                                       11

time outstanding not to exceed $30,000,000 (which amount includes any new letters of credit and any swingline loans made available to the Company). As discussed in Item 4, Section 5.20 of the Credit Agreement sets forth the
Director Approval Process. The Credit Agreement does not provide the Existing
Lenders and the Existing Noteholders with any other rights, and does not provide for any other agreements or arrangements among the Existing Lenders and Existing
Noteholders, with respect to the shares of Common Stock received in connection with the Restructuring or otherwise.

In connection with the Restructuring and the making of new loans under the
Credit Agreement, the Company and certain of its direct and indirect domestic subsidiaries, the Existing Lenders, the Existing Noteholders, Oneida Savings
Bank, BofA and HSBC Bank USA, National Association, each as issuer of certain standby letters of credit, and JPMorgan Chase, as issuer of certain trade letters of credit, the Administrative Agent and the Collateral Agent, entered into the Second Amended and Restated Collateral Agency and Intercreditor
Agreement, dated as of August 9, 2004 (the "Intercreditor Agreement"). The
Intercreditor Agreement sets forth the rights of the parties with respect to the collateral granted to secure the Obligations (as defined in the Credit
Agreement). The Intercreditor Agreement contains no provisions respecting the
Common Stock issued to the Existing Lenders and the Existing Noteholders in
connection with the Restructuring, but is referenced here as one of the four principal agreements entered into by, among others, the Existing Lenders and the
Existing Noteholders as part of the Restructuring. The Intercreditor Agreement, a copy of which is attached hereto as Exhibit 4, is incorporated by reference herein. Any description thereof is qualified in its entirety by reference thereto.

As discussed in Item 3, the Exchange Agreement sets forth the terms and provisions pursuant to which the Company issued Common Stock in exchange for the conversion and cancellation by the Existing Noteholders and the Existing Lenders
of the Exchange Outstanding Indebtedness held by each such person. Under the
Exchange Agreement, the Existing Noteholders and the Existing Lenders made certain representations and warranties to the Company which are typical of those representations and warranties made with respect to shares issued in reliance upon the "private placement" exemption from the registration requirements under the Act (i.e., each Existing Lender and Existing Noteholder: (i) acquired the
Common Stock issued in connection with the Restructuring for their own accounts, not for distribution or resale; (ii) is an accredited investor and (iii)
understands that the Common Stock issued in connection with the Restructuring is not registered). The Existing Lenders and the Existing Noteholders also agreed with the Company as to restrictions on the transfer of the shares of Common
Stock acquired in connection with the Restructuring so long as such shares have not been registered. The Exchange Agreement contains no voting, first refusal, or other agreement or arrangement among the Existing Noteholders and the
Existing Lenders with respect to the Common Stock acquired in connection with the Restructuring.

Pursuant to the Registration Rights Agreement, dated as of August 9, 2004, among the Existing Lenders, the Existing Noteholders and the Company (the
"Registration Rights Agreement"), the Company has granted to the Existing
Lenders and the Existing Noteholders certain demand and incidental registration rights with respect to the shares of Common Stock issued by the Company pursuant to the Exchange Agreement and any Common Stock issued or issuable with respect to

                                       12

such shares. Under the Registration Rights Agreement, holders of at least 15% of the outstanding Common Stock as of the closing of the Restructuring shall have the right to require the Company to effect the registration of such shares of
Common Stock in certain circumstances and subject to certain thresholds set forth therein. The Company is required to effect a maximum of three (3) demand registrations. In addition, in the event that the Company proposes to register
Common Stock for its own account, it shall, upon written request, effect the registration of such requesting person's shares of Common Stock, subject to certain limitations set forth therein. The Registration Rights Agreement, a copy of which is attached hereto as Exhibit 5, is incorporated by reference herein.
Any description thereof is qualified in its entirety by reference thereto.

Except as described in this Item 6, none of the Reporting Persons have any other existing agreement with respect to the Common Stock or other securities of the
Company.

         Item 7. Materials to Be Filed as Exhibits

Exhibit 1: Joint Filing Agreement, dated as of August 19, 2004 by and among the Reporting Persons

Exhibit 2: Second Amended and Restated Credit Agreement, dated as of August 9,
2004, among the Company, the Existing Lenders, the Existing Noteholders, certain other institutions party thereto and JPMorgan Chase, as Administrative Agent and
Collateral Agent (incorporated by reference to Exhibit 10.1 to the Company's
Form 8-K Current Report filed August 19, 2004)

Exhibit 3: Securities Exchange Agreement, dated as of August 9, 2004, among the
Company, the Existing Lenders and the Existing Noteholders (incorporated by reference to Exhibit 10.7 to the Company's Form 8-K Current Report filed August
19, 2004)

Exhibit 4: Second Amended and Restated Collateral Agency and Intercreditor
Agreement, dated as of August 9, 2004, among the Company and certain of its direct and indirect domestic subsidiaries, the Existing Lenders, the Existing
Noteholders, Oneida Savings Bank, BofA and HSBC Bank USA, National Association,
each as issuer of certain standby letters of credit, and JPMorgan Chase, as issuer of certain trade letters of credit, the Administrative Agent and the
Collateral Agent (incorporated by reference to Exhibit 10.4 to the Company's
Form 8-K Current Report filed August 19, 2004)

Exhibit 5: Registration Rights Agreement dated as of August 9, 2004, among the
Company, the Existing Lenders and the Existing Noteholders (incorporated by reference to Exhibit 10.8 to the Company's Form 8-K Current Report filed August
19, 2004)

                                       13

                                    SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2004

QDRF Master ltd

By: /s/ Michael Weinstock
    ----------------------------------
Name:  Michael Weinstock
Title: Managing Principal

QUADRANGLE DEBT OPPORTUNITIES FUND MASTER LTD

By: /s/ Michael Weinstock
    ----------------------------------
Name:  Michael Weinstock
Title: Managing Principal

QDRA LLC

By: /s/ Michael Weinstock
    ----------------------------------
Name:  Michael Weinstock
Title: Managing Member

    ANDREW HERENSTEIN

    /s/ Andrew Herenstein
    ----------------------------------

    CHRISTOPHER SANTANA

    /s/ Christopher Santana
    ----------------------------------

    MICHAEL WEINSTOCK

    /s/ Michael Weinstock
    ----------------------------------

                                       14

                                  SCHEDULE A-1

                                 QDRF MASTER LTD
                                  Walker House
                                  PO Box 908GT
                            Georgetown, Grand Cayman
                       Cayman Islands British West Indies

Principals of QDRF Master Ltd:

                                                                      Present Principal Occupation and Address of
Name, Position and Citizenship     Business Address (1)               Employment
----------------------------------------------------------------------------------------------------------------------

Andrew Herenstein                  375 Park Avenue                    Managing Principal
Managing Principal                 14th Floor                         Quadrangle Group LLC
United States Citizen              New York, NY 10152                 375 Park Avenue
                                                                      14th Floor
                                                                      New York, NY 10152

Christopher Santana                375 Park Avenue                    Managing Principal
Managing Principal                 14th Floor                         Quadrangle Group LLC
United States Citizen              New York, NY 10152                 375 Park Avenue
                                                                      14th Floor
                                                                      New York, NY 10152

Michael Weinstock                  375 Park Avenue                    Managing Principal
Managing Principal                 14th Floor                         Quadrangle Group LLC
United States Citizen              New York, NY 10152                 375 Park Avenue
                                                                      14th Floor
                                                                      New York, NY 10152

QDRF Master Ltd, a Cayman Islands company, is an investment fund which owns
3,057,722 shares of Common Stock of the Company.

QDRA LLC is the advisor of QDRF Master Ltd. See Schedule A-3 for a description of controlling persons thereof.

Quadrangle Group LLC is a private investment firm that invests in mature and high-growth media and communications companies in the United States and Europe.

(1) The mailing address for QDRF Master Ltd is c/o QDRA LLC, 375 Park Avenue,
14th Floor, New York, NY 10152.

                                       15

                                  SCHEDULE A-2

                  QUADRANGLE DEBT OPPORTUNITIES FUND MASTER LTD
                                  Walker House
                                  PO Box 908GT
                            Georgetown, Grand Cayman
                       Cayman Islands British West Indies

Principals of Quadrangle Debt Opportunities Fund Master Ltd:

                                                                      Present Principal Occupation and Address of
Name, Position and Citizenship     Business Address (1)               Employment
----------------------------------------------------------------------------------------------------------------------

Andrew Herenstein                  375 Park Avenue                    Managing Principal
Managing Principal                 14th Floor                         Quadrangle Group LLC
United States Citizen              New York, NY 10152                 375 Park Avenue
                                                                      14th Floor
                                                                      New York, NY 10152

Christopher Santana                375 Park Avenue                    Managing Principal
Managing Principal                 14th Floor                         Quadrangle Group LLC
United States Citizen              New York, NY 10152                 375 Park Avenue
                                                                      14th Floor
                                                                      New York, NY 10152

Michael Weinstock                  375 Park Avenue                    Managing Principal
Managing Principal                 14th Floor                         Quadrangle Group LLC
United States Citizen              New York, NY 10152                 375 Park Avenue
                                                                      14th Floor
                                                                      New York, NY 10152

Quadrangle Debt Opportunities Fund Master Ltd, a Cayman Islands company, is an investment fund which owns 123,190 shares of Common Stock of the Company.

QDRA LLC is the advisor of Quadrangle Debt Opportunities Fund Master Ltd. See
Schedule A-3 for a description of controlling persons thereof.

Quadrangle Group LLC is a private investment firm that invests in mature and high-growth media and communications companies in the United States and Europe.

(1) The mailing address for Quadrangle Debt Opportunities Fund Master Ltd is c/o
QDRA LLC, 375 Park Avenue, 14th Floor,New York, NY 10152.

                                       16

                                  SCHEDULE A-3

                                    QDRA LLC
                                 375 Park Avenue
                                   14th Floor
                               New York, NY 10152

QDRA LLC is the advisor to QDRF Master Ltd and Quadrangle Debt Opportunities
Fund Master Ltd.

Andrew Herenstein, Christopher Santana and Michael Weinstock are the managing members of QDRA LLC. See Schedules A-4, A-5 and A-6, respectively, for a description thereof.

                                       17

                                  SCHEDULE A-4

                                ANDREW HERENSTEIN
                            c/o Quadrangle Group LLC
                                 375 Park Avenue
                                   14th Floor
                               New York, NY 10152

Mr. Andrew Herenstein is a Managing Principal of Quadrangle Group LLC and one or
more of its affiliates. Mr. Herenstein is a United States citizen.

Mr. Herenstein is a managing member of QDRA LLC, which is the advisor to QDRF
Master Ltd and Quadrangle Debt Opportunities Fund Master Ltd.

                                       18

                                  SCHEDULE A-5

                               CHRISTOPHER SANTANA
                            c/o Quadrangle Group LLC
                                 375 Park Avenue
                                   14th Floor
                               New York, NY 10152

Mr. Christopher Santana is a Managing Principal of Quadrangle Group LLC and one
or more of its affiliates. Mr. Santana is a United States citizen.

Mr. Santana is a managing member of QDRA LLC, which is the advisor to QDRF
Master Ltd and Quadrangle Debt Opportunities Fund Master Ltd.

                                       19

                                  SCHEDULE A-6

                                MICHAEL WEINSTOCK
                            c/o Quadrangle Group LLC
                                 375 Park Avenue
                                   14th Floor
                               New York, NY 10152

Mr. Michael Weinstock is a Managing Principal of Quadrangle Group LLC and one or
more of its affiliates. Mr. Weinstock is a United States citizen.

Mr. Weinstock is a managing member of QDRA LLC, which is the advisor to QDRF
Master Ltd and Quadrangle Debt Opportunities Fund Master Ltd.

                                       20

                                  EXHIBIT INDEX

Exhibit No.       Description                                                             Page
-----------       -----------                                                             ----

Exhibit 1:        Joint Filing Agreement, dated as of August 19, 2004 by and                *
                  among the Reporting Persons

Exhibit 2:        Second Amended and Restated Credit Agreement, dated as of                 *
                  August 9, 2004, among the Company, the Existing Lenders, the
                  Existing Noteholders, certain other institutions party thereto and JPMorgan Chase, as Administrative Agent and Collateral
                  Agent (incorporated by reference to Exhibit 10.1 to the
                  Company's Form 8-K Current Report filed August 19, 2004)

Exhibit 3:        Securities Exchange Agreement, dated as of August 9, 2004,                *
                  among the Company, the Existing Lenders and the Existing
                  Noteholders (incorporated by reference to Exhibit 10.7 to the
                  Company's Form 8-K Current Report filed August 19, 2004)

Exhibit 4:        Second Amended and Restated Collateral Agency and                         *
                  Intercreditor Agreement, dated as of August 9, 2004, among the
                  Company and certain of its direct and indirect domestic
                  subsidiaries, the Existing Lenders, the Existing Noteholders,
                  Oneida Savings Bank, BofA and HSBC Bank USA, National
                  Association, each as issuer of certain standby letters of
                  credit, and JPMorgan Chase, as issuer of certain trade letters of credit, the Administrative Agent and the Collateral Agent
                  (incorporated by reference to Exhibit 10.4 to the Company's
                  Form 8-K Current Report filed August 19, 2004)

Exhibit 5:        Registration Rights Agreement dated as of August 9, 2004,                 *
                  among the Company, the Existing Lenders and the Existing
                  Noteholders (incorporated by reference to Exhibit 10.8 to the
                  Company's Form 8-K Current Report filed August 19, 2004)

* Incorporated by reference to the Company's Form 8-K filed on August 19, 2004.

                                       21